Exhibit 99.1

4Front Announces Fiscal Third Quarter 2020 Earnings Date and Conference Call

PHOENIX, Nov. 17, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announces it plans to issue its fiscal third quarter 2020 earnings press release on Monday, November 30, 2020, after U.S. markets close, commensurate with the filing of its unaudited financial results.

The Company will also host a conference call and webcast on Monday, November 30, 2020 at 5:00 p.m. ET to review its operational and financial results and provide an update on current business trends.

To join the call, dial 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries. The webcast can be accessed at this link.

The call will be available for replay until Monday, December 7, 2020. To access the telephone replay, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and use this replay pin number: 13712867.

To receive company updates and be added to the email distribution list please sign up here.

About 4Front Ventures Corp.

4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, statements regarding when or if transactions will close or if/when required conditions to closing are attained, the impact of the transactions on the business of 4Front and other statements regarding future developments of the business. The closing of the transactions described in this news release is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on satisfying closing conditions, [obtaining regulatory approvals]; and engagement in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com, 212-896-1233 / 212-896-1203; 4Front Media Contacts: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 17:30e 17-NOV-20